VIA EDGAR                                        August 9, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: SiSi Cheng and Anne McConnell

Re: Celsius Holdings, Inc.
Form 10-K for the Year Ended December 31, 2023
File No. 001-34611

Dear Ms. Cheng and Ms. McConnell,

We respectfully submit this letter in response to the comment from the staff of the Division of Corporation Finance (the “Staff”), received by a letter dated July 22, 2024, relating to the above-mentioned Annual Report on Form 10-K for the Year ended December 31, 2023 (the “Form 10-K”).

We appreciate the opportunity to address the Staff’s comment with respect to our Form 10-K. The Staff’s comment has been reproduced below in italicized text. Our response thereto is set forth immediately following the reproduced comment. In the responses below, references to the “Company”, “we”, and “our” refer to Celsius Holdings, Inc.

Form 10-K for the Year Ended December 31, 2023

Consolidated Financial Statements
13. Related Party Transactions, page F-22

1.We have considered your response to prior comment 1; however, Rule 4-08(k)(1), Rule 5-02 and Rule 5-03 of Regulation S-X require related party transactions to be stated on the face of balance sheets, statements of operations, and statements of cash flows, in addition to related party and concentration of risk disclosures required to be provided in the notes to the financial statements under GAAP. It is not clear to us that stating amounts from related party transactions on the face of your financial statements would cause competitive harm and we do not believe the potential of competitive harm is sufficient to allow non-compliance with disclosure requirements in Regulation S-X. Please revise your financial statements in future annual and quarterly filings to comply with the above referenced disclosure requirements.

Response: We respectfully acknowledge the Staff’s comment and the provisions of Rule 4-08(k)(1), Rule 5-02 and Rule 5-03 of Regulation S-X to present related party transactions on the face of the balance sheets, statements of operations and comprehensive income, and statements of cash flows. Accordingly, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, we will prepare our financial statements in future annual and quarterly filings to provide this information on the face of our financial statements.

Set forth below for the Staff’s consideration is a draft of the Company’s proposed presentation of related party transactions on the face of our consolidated balance sheets, consolidated statements of operations and comprehensive income, and consolidated statements of cash flows:

Celsius Holdings, Inc.
Consolidated Balance Sheets
(In thousands, except share and per share amounts) (Unaudited)

	March 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$879,498	$755,981
Accounts receivable-net[1]	200,117	183,703
Note receivable-current-net	2,259	2,318
Inventories-net	197,504	229,275
Prepaid expenses and other current assets	21,523	19,503
Deferred other costs-current[2]	14,124	14,124
Total current assets	1,315,025	1,204,904

Property and equipment-net	28,350	24,868
Deferred tax assets	22,437	29,518
Right of use assets-operating leases	1,688	1,957
Right of use assets-finance leases	263	208
Other long-term assets	7,963	291
Deferred other costs-non-current[2]	244,807	248,338
Intangibles-net	11,741	12,139
Goodwill	13,866	14,173
Total Assets	$1,646,140	$1,536,396

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	40,196	$42,840
Accrued expenses	63,871	62,120
Income taxes payable	58,619	50,424
Accrued promotional allowance[3]	129,201	99,787
Lease liability obligation-operating leases	821	980
Lease liability obligation-finance leases	61	59
Deferred revenue-current[2]	9,513	9,513
Other current liabilities	12,987	10,890
Total current liabilities	315,269	276,613

Lease liability obligation-operating leases	850	955
Lease liability obligation-finance leases	245	193
Deferred tax liability	2,248	2,880
Deferred revenue-non-current[2]	164,849	167,227
Total Liabilities	483,461	447,868

Commitments and contingencies (Note 15)

Mezzanine Equity[2]:
Series A convertible preferred stock, $0.001 par value, 5% cumulative dividends; 1,466,666 shares issued and outstanding at each of March 31, 2024 and December 31, 2023, aggregate liquidation preference of $550,000 as of March 31, 2024 and December 31, 2023	824,488	824,488
Stockholders’ Equity:
Common stock, $0.001 par value; 300,000,000 shares authorized, 233,070,146 and 231,787,482 shares issued and outstanding at March 31, 2024 and December 31, 2023, respectively	78	77
Additional paid-in capital	281,247	276,717
Accumulated other comprehensive loss	(2,055)	(701)
Retained earnings (accumulated deficit)	58,921	(12,053)
Total Stockholders’ Equity	338,191	264,040
Total Liabilities, Mezzanine Equity and Stockholders’ Equity	$1,646,140	$1,536,396
The accompanying notes are an integral part of these unaudited consolidated financial statements

[1] Includes $xxx and $xxx from a related party as of March 31, 2024 and December 31, 2023, respectively.
[2] Amounts in this line item are associated with a related party for all periods presented.
[3] Includes $xxx and $xxx from a related party as of March 31, 2024 and December 31, 2023, respectively.

Celsius Holdings, Inc.
Consolidated Statements of Operations and Comprehensive Income
(In thousands, except per share amounts)
(Unaudited)

	For The Three Months Ended March 31,
	2024	2023
Revenue[1]	$355,708	$259,939
Cost of revenue	173,501	146,121
Gross profit	182,207	113,818
Selling, general and administrative expenses	99,017	68,905

Income from operations	83,190	44,913

Other income (expense):

Interest income on note receivable	28	45
Interest income, net	9,612	4,924
Foreign exchange loss	(369)	(118)
Total other income	9,271	4,851

Net income before income taxes	92,461	49,764

Income tax expense	(14,650)	(8,537)

Net income	$77,811	$41,227

Dividends on Series A preferred shares[2]	(6,837)	(6,781)
Income allocated to participating preferred shares[2]	(6,128)	(2,934)
Net income attributable to common stockholders	$64,846	$31,512

Other comprehensive (loss) income:
Foreign currency translation (loss) gain, net of income tax	(1,354)	594
Comprehensive income	$63,492	$32,106

Earnings per share:[3]
Basic	$0.28	$0.14
Diluted	$0.27	$0.13
Weighted average shares outstanding[3]:
Basic	232,780	230,019
Diluted	237,523	236,277

The accompanying notes are an integral part of these unaudited consolidated financial statements

[1] Includes $xxx and $xxx from a related party for the three months ended March 31, 2024 and 2023, respectively.
[2] Amounts in this line item are associated with a related party for all periods presented.
[3] Forward Stock Split - The accompanying consolidated financial statements and notes thereto have been retrospectively adjusted to reflect the three-for- one stock split that became effective on November 13, 2023. See Note 2. Basis of Presentation and Summary of Significant Accounting Policies for more information.

Celsius Holdings, Inc.
Consolidated Statements of Cash Flows
(In thousands) (Unaudited)

	For The Three Months Ended March 31,
	2024	2023
Cash flows from operating activities:
Net income	$77,811	$41,227
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,229	549
Allowance for expected credit losses[1]	2,250	837
Amortization of deferred other costs[2]	3,531	3,531
Inventory excess and obsolescence	2,386	1,672
Gain on disposal of property and equipment	(8)	—
Stock-based compensation expense	3,563	5,507
Deferred income taxes-net	6,450	2,873
Foreign exchange loss	369	69
Changes in operating assets and liabilities:
Accounts receivable-net[3]	(18,664)	(109,639)
Inventories-net	29,386	17,338
Prepaid expenses and other current assets	(2,076)	(4,166)
Accounts payable	(3,013)	(19,712)
Accrued expenses	1,998	12,643
Income taxes payable	8,250	7,251
Accrued promotional allowance[4]	29,414	32,248
Accrued distributor termination fees	(248)	(2,923)
Other current liabilities	2,094	1,508
Change in right of use and lease obligation-net	(23)	(15)
Deferred revenue[2]	(2,378)	(4,625)
Other assets	(7,672)	(4)
Net cash provided by (used in) operating activities	134,649	(13,831)

Cash flows from investing activities:
Collections from note receivable	—	3,233
Purchase of property and equipment[5]	(4,525)	(2,253)
Net cash (used in) provided by investing activities	(4,525)	980

Cash flows from financing activities:
Principal payments on finance lease obligations	(15)	(11)
Proceeds from exercise of stock options	967	478
Dividends on Series A preferred shares[2]	(6,837)	(6,781)
Net cash used in financing activities	(5,885)	(6,314)
Effect of exchange rate changes on cash and cash equivalents	(722)	(181)
Net increase (decrease) in cash and cash equivalents	123,517	(19,346)
Cash and cash equivalents at beginning of the period	755,981	652,927

Cash and cash equivalents at end of the period	$879,498	$633,581
Supplemental disclosures:
Cash paid for:
Taxes	$320	$408
The accompanying notes are an integral part of these unaudited consolidated financial statements

[1] Includes $xxx and $xxx associated with a related party for the three months ended March 31, 2024 and 2023, respectively.
[2] Amounts in this line item are associated with a related party for all periods presented.
[3] Includes $xxx and $xxx associated with a related party for the three months ended March 31, 2024 and 2023, respectively.
[4] Includes $xxx and $xxx associated with a related party for the three months ended March 31, 2024 and 2023, respectively.
[5] Includes $xxx and $xxx associated with a related party for the three months ended March 31, 2024 and 2023, respectively.

We appreciate the SEC’s ongoing commitment to promoting transparent financial reporting practices and the opportunity to address your comments. If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at 561-289-2088.

Sincerely,
Celsius Holdings, Inc.
By: /s/ Jarrod Langhans
Jarrod Langhans
Chief Financial Office

cc: Drew M. Altman, Esq., Greenberg Traurig